Exhibit 99.1

NIO Inc. Provides October 2020 Delivery Update

Company Achieved New Record-High Monthly Deliveries

•	NIO delivered 5,055 vehicles in October 2020, increasing by 100.1% year-over-year

•	NIO delivered 31,430 vehicles in 2020 in total, increasing by 111.4% year-over-year

•	Cumulative deliveries of ES8, ES6 and EC6 as of October 31, 2020 reached 63,343

SHANGHAI, China, November 2, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium smart electric vehicle market, today provided its October 2020 delivery results.

NIO delivered 5,055 vehicles in October 2020, a new monthly record representing a strong 100.1% year-over-year growth. The deliveries consisted of 2,695 ES6s, the Company’s 5-seater high-performance premium smart electric SUV, 1,477 ES8s, the Company’s 6-seater and 7-seater flagship premium smart electric SUV, and 883 EC6s, the Company’s 5-seater premium electric coupe SUV. NIO delivered 31,430 vehicles in 2020 in total, representing an increase of 111.4% year-over-year. As of October 31, 2020, cumulative deliveries of the ES8, ES6 and EC6 reached 63,343 vehicles.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart EVs to share joy and grow together with users. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next-generation technologies in connectivity, autonomous driving, and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient, and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater flagship premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater premium electric coupe SUV, in December 2019 and began the first deliveries of the EC6 in September 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO